IAMGOLD CORPORATION

**TSX: IMG  NYSE: IAG**

NEWS RELEASE

# IAMGOLD PROVIDES UPDATED PRODUCTION GUIDANCE FOR WESTWOOD

**Toronto, Ontario, December 12, 2019 – IAMGOLD Corporation** ("IAMGOLD" or the "Company") provides the following updated production guidance for its underground Westwood Gold Mine ("Westwood"), located in Quebec, Canada.

The guidance incorporates modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. The following figures are to be further refined and confirmed as the Company continues its ongoing engineering studies.

Based on the preliminary sequencing, the Company anticipates a three to four year ramp-up period to allow development to achieve the targeted steady state production levels. The ramp-up period is anticipated to be similar to that experienced over the past eight quarters at the mine, wherein:

- Production is expected to range from 100,000 to 125,000 ounces per annum,
- All-in Sustaining Costs are expected to range from US$1,125 to US$1,225 per ounce sold,
- Additional capital expenditures are expected during ramp-up for access development,
- Development rates from 9km to 13km per annum are anticipated, roughly 10% to 60% greater than current levels, but comparable to prior ramp-up rates.

Following a ramp-up period, the steady state production guidance for Westwood, based on the operating performance of the past few years, contemplates:

- A targeted production range of 130,000 to 145,000 ounces per annum,
- All-in Sustaining Costs targeted to range between US$1,000 to US$1,100 per ounce sold during steady state,
- Expected mine life beyond 2030, with potential to extend,
- Mining method is longhole open stoping ("LHOS") and, depending upon the area, either underhand LHOS or bottom-up LHOS.

Gordon Stothart, President and COO, commented, "With a goal of creating a safe and profitable underground mine, our team of in-house and external experts are developing an achievable, revised mining and development plan for Westwood. The guidance is based on Westwood's operating reality, with potential for lower dilution and continued positive reconciliation to plan. While the first few years of ramp-up are modest, we are working to fill our mill with lower grade surface material from satellite prospects and with custom feed."

Additional opportunities currently under evaluation, with a legitimate opportunity to materially improve production and economics include:

- Utilizing excess mill capacity for supplementary feed opportunities (either owned or tolled),
- Improved stope cycle and development productivities,
- Conversion of inferred resources and addition of new resources,
- Incorporating knowledge gained and improving performance on recovery in higher seismic risk areas.

IAMGOLD continues to work with experts in seismically active, narrow vein underground mines, including Beck Engineering, A2GC, Entech, Mining Plus, RockEng, in order to develop the updated mining and development plan for Westwood. The Company plans to complete an updated Life of Mine Plan and Technical Report for Westwood in accordance with National Instrument 43-101 ("NI 43-101") in Q2-2020.

The updated Mineral Reserve and Resource statement will be published in Q2-2020, along with the updated NI 43-101 Life of Mine Plan and Technical Report for Westwood mentioned above.

In accordance with International Financial Reporting Standards ("IFRS"), IAMGOLD is required to test the carrying value of Westwood for impairment due to the revision in production guidance. The outcome of the impairment testing is unknown at this time.

**Technical Information**

The information in this news release was reviewed and approved by Daniel Vallieres, ing., Senior Director, Technical Services for IAMGOLD. Mr. Vallieres is a Qualified Person as defined by National Instrument 43-101.

**Forward-Looking Information**

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under and include, without limitation, statements with respect to: the Company's guidance for mine life, development rates, production, all-in sustaining costs, capital expenditures, operations and production outlook, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, and requirements for additional capital. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance.

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation, injuries to mine personnel or others, and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to recover from such geotechnical failures and the resulting damage.

The Westwood mine in Québec continues to experience seismic events, which have resulted in the temporary closure of some working areas, and subsequent rehabilitation and re-opening of the affected areas following extensive geotechnical evaluation and redesign.

The Company cannot guarantee that another severe seismic event or strain burst would not occur which could impact the development and progression of production due to deep mining, rock strength, variability of the rock mass and regional seismic activity.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

## About IAMGOLD

IAMGOLD (www.iamgold.com)  is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

## For further information please contact:

**Indi Gopinathan**, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

**Martin Dumont**, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
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